Exhibit 99.(h)(5)(r)(1)

EXHIBIT A

TO EXPENSE LIMITATION AGREEMENT

BETWEEN FORWARD MANAGEMENT, LLC AND FORWARD FUNDS

Fund	Class	Expense Cap	Termination Date
Forward Emerald Growth Fund	Class A Class C	2.25% 2.90%	June 30, 2007 June 30, 2007

Forward Emerald Banking and Finance Fund	Class A Class C	2.35% 3.00%	June 30, 2007 June 30, 2007

Forward Emerald Opportunities Fund	Class A Class C	1.99% 2.49%	June 30, 2007 June 30, 2007

Effective:  May 1, 2006